Exhibit 99.1

SciSparc Receives FDA Approval to Initiate Phase IIb Clinical Trial for Tourette Syndrome Treatment

FDA confirms that SciSparc’s study may proceed following the application submission a month ago

TEL AVIV, Israel, Sept. 23, 2024 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, today announced that the U.S. Food and Drug Administration (“FDA”) has confirmed that its investigational new drug (“IND”) application for its first in class drug candidate SCI-110 study may proceed with its Phase IIb clinical trials in the U.S. in adults patients with Tourette Syndrome (“TS”).

SciSparc has taken a major step forward with its proprietary SCI-110 for the treatment of Tourette Syndrome (“TS”) with its submission of an IND application to the FDA for its phase IIb clinical trial, as previously announced on August 23, 2024.

The phase IIb clinical trial will be conducted at three global leading centers of excellence: the Yale Child Study Center at the Yale School of Medicine in Connecticut, United States, the Hannover Medical School in Hannover, Germany, and at the Tel Aviv Sourasky Medical Center in Israel. The Company has already secured the Institutional Review Board approvals from all three clinical sites, as well as approval from all related federal administrations.

Oz Adler, Chief Executive Officer of SciSparc, said “We are very excited to reach this milestone with our first-in-class platform SCI-110 which reinforces our ambition to become a leading company to provide safe and effective treatments to patients with central nervous system disorders. The application was swiftly approved by the FDA within a month after its submission, together with the excellent results we received using this platform in the previous Phase IIa clinical trial, reinforces our belief in our ability to offer a novel safe and effective treatment for Tourette’s patients.”

The objective of this clinical trial is to evaluate the efficacy, safety and tolerability of SciSparc’s proprietary drug candidate SCI-110 in adult patients (between the ages of 18 and 65 years) using a daily oral treatment. The patients will be randomized at a 1:1 ratio to receive either SCI-110 or a SCI-110-matched placebo. The primary efficacy objective of the trial will be to assess tic severity change using the Yale Global Tic Severity Scale, the most commonly used measure in clinical trials of this kind, as a continuous endpoint at weeks 12 and 26 of the double-blind phase compared to baseline. The primary safety objective of the trial is to assess absolute and relative frequencies of serious adverse events for the entire population and, separately, for the SCI-110 and placebo groups.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of TS, for the treatment of Alzheimer’s disease and agitation; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds oil-based products on Amazon Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses; the Company’s ambition to become a leading company to provide safe and effective treatments to patients with central nervous system disorders; its belief in its ability to offer a novel safe and effective treatment for TS patients; and the format, structure and objective of the clinical trials for the phase IIb clinical trial. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on April 1, 2024, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972 3-761-7108